Exhibit 4.39

Date:	26th January 2006

Our ref:	CR/LC/TEAM1/CEB

CONFIDENTIAL

Global Rich Innovation Ltd.

12/F., Kin Teck Industrial building,

26 Wong Chuk Hang Road,

Aberdeen,

Hong Kong.

Attn. : Mr. John Sham / Mr. Samuel Leung

Dear Sirs,

BANKING FACILITIES

Standard Chartered Bank (Hong Kong) Limited (the “Bank”) is pleased to offer the following banking facilities (the “Facilities”) to the Customer(s) below for the purpose of general working capital and trade finance requirement, subject to the Bank’s Standard Terms and Conditions for Banking Facilities and Services (including the Trade Finance Supplement) and Terms and Conditions for Foreign Exchange Business attached and the terms and conditions set out in this facility letter.

A.	CUSTOMER(S):

Global Rich Innovation Ltd.

B.	FACILITY LIMITS:

General Banking Facilities

Type(s) of Facility	Facility Limit(s)	Designated Customer(s) and Sub-limit(s), if applicable

1. Current Account Overdraft	HKD3,000,000.-	• The Customer

2. Corporate Visa Cards	(HKD580.000.-)	• The Customer

3. Trade Finance (Please refer to Appendix 1 for product details.)	HKD6,000,000.-

(a) Trade Finance Group All		• The Customer (HKD6,000,000.-)

Standard Chartered Bank (Hong Kong) Limited

Wholesale Bank

Credit Risk Control

11th Floor Standard Chartered Tower

388 Kwun Tong Road Kwun Tong Hong Kong

Global Rich Innovation Ltd.	Page 2

(b) Trade Finance Group 1	• The Customer (HKD6,000,000.-)

(c) Trade Finance Group 2	• The Customer (HKD6,000,000.-)

Total Facility Limit:	HKD9,000,000.-

Notes-

•      The aggregate outstanding of Facilities 1 and 2 shall not at any time exceed HKD3,000,000.-.

•      The aggregate outstanding of all Sub-limits shall not at any time exceed the Facility Limit of that Facility and the Total Facility Limit.

C.	PRICING AND CONDITIONS:

1. Current Account Overdraft	Interest: 1% per annum over the higher of Prime or HIBOR, payable monthly in arrears.

2. Corporate Visa Cards	Interest: at the Bank’s prevailing Visa Card rate. Subject to the terms and conditions stipulated in the related Corporate Card Agreement executed by the relevant Customer.

3. Trade Finance

Interest:

HKD/foreign currency import/export facilities: 0.25% per annum over the Bank’s standard bills finance rate.

Commission:

Standard rates unless otherwise stipulated.

Letters of Credit Issuance Commission

First USD50,000.-             1/4%

Balance                            1/16%

Maximum tenor for: Export facilities: 90 days

Individual drawee limit on group combined basis not to exceed HKD10,000,000.- each.

D.	SECURITY AND CONDITIONS PRECEDENT:

The availability of the Facilities is conditional upon the Bank’s receipt of the following documents, items and evidence (both in form and substance) satisfactory to the Bank:

1.	This letter duly executed by the Customer.

Global Rich Innovation Ltd.	Page 3

2.	A corporate guarantee executed by Global-Tech Appliances Inc. for an unlimited amount.

3.	Certified true copies of the certificate of incorporation, memorandum and articles of association or equivalent constitutional documents of the Customer.

4.	Original/Certified copies of all necessary consents, approvals and other authorisations (including board resolutions) in connection with the execution, delivery and performance of this letter and all other documents mentioned above, if applicable.

5.	(if any of the facilities referred to in this letter are to be made available by Standard Chartered Bank or other members of the Standard Chartered Group) All such documents, items or evidence with, in favour of or to Standard Chartered Bank or, as the case may be, such member of the Standard Chartered Group as the Bank may request.

6.	Such other documents, items or evidence that the Bank may request from time to time.

E.	COVENANTS AND UNDERTAKINGS:

The Customer undertakes to the Bank that:

1.	promptly submit to the Bank:

•	certified copies of the annual audited financial statements of the Customer within 9 months after their financial year end;

•	a certified copy of the annual audited financial statements of Global-Tech Appliances Inc. within 6 months after its financial year end

•	a certified copy of the quarterly management accounts of Global-Tech Appliances Inc. within 120 days after the end of the relevant account period; and

•	other information that the Bank may request from time to time.

2.	it will immediately inform the Bank:

•	of any change of the Customer’s directors or beneficial shareholders or amendment to its memorandum or articles of association or equivalent constitutional documents;

•	of any substantial change to the general nature of the Customer’s existing business; or

•	if it becomes, or is aware that any of its directors, shareholders, partners or managers becomes, a Related Person (as defined in paragraph 5 of section F of this letter).

F.	OTHER TERMS AND CONDITIONS

1.	The Facilities are available at the sole discretion of the Bank. The Bank may at any time immediately terminate, cancel or suspend the Facilities or otherwise modify the Facilities without the consent of any party.

2.	Notwithstanding any provisions stated in this letter, the Facilities are repayable on demand by the Bank. The Bank has the overriding right at any time to require immediate payment and/or cash collateralisation of all or any sums actually or contingently owing to it under the Facilities.

Global Rich Innovation Ltd.	Page 4

3.	The Bank’s Standard Terms and Conditions for Banking Facilities and Services (including the Trade Finance Supplement) (“Standard Terms and Conditions”) and Terms and Conditions for Foreign Exchange Business attached and/or referred to in this letter forms an integral part of this letter and the Customer agrees to observe and be bound by such Standard Terms and Conditions.

4.	The terms and conditions set out or referred to in this letter supersede and replace those set out in our letter (if any) previously sent to the Customer(s).

5.	Please note that section 83 of the Banking Ordinance imposes on the Bank certain limitations on advances to persons (including firms, partnerships and companies) related to its directors, employees with lending authority or controllers (each person so related shall be referred to as a “Related Person”). When acknowledging and accepting this facility letter, you should advise us if you are, or any of your directors, shareholders, partners or managers is, a Related Person within the meaning of the Banking Ordinance. If subsequent to your acceptance of this facility letter, you become, or are aware that any of your directors, shareholders, partners or managers is or becomes, a Related Person, you should immediately advise us in writing.

6.	This letter shall be governed by and construed in accordance with the laws of Hong Kong SAR.

Please sign and return to us the enclosed copy of this letter together with the attached Standard Terms and Conditions for Banking Facilities and Services (including the Trade Finance Supplement) and Terms and Conditions for Foreign Exchange Business to the Bank’s Credit Risk Control at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon within one month after the date of this letter, failing which this offer shall lapse.

If you have any queries, please feel free to contact any of the following persons:-

Queries on	Name	Telephone No.

Execution of bank documents	Ms. Lilian Cheng, Credit Documentation Manager	2282-6422

Banking arrangements	Mr. Monte Wong, Relationship Manager	2821-1863

Yours faithfully,

For and on behalf of

STANDARD CHARTERED BANK (HONG KONG) LIMITED

/s/ Lilian Cheng
Lilian Cheng
Credit Documentation Manager

LC/mc

Encl.

Global Rich Innovation Ltd.	Page 5

We agree and accept all the terms and conditions set out above and the Bank’s Standard Terms and Conditions for Banking Facilities and Services (including the Trade Finance Supplement) and Terms and Conditions for Foreign Exchange Business attached and/or referred to in this letter, which we have read and understood.

For and on behalf of

GLOBAL RICH INNOVATION LTD.

/s/ Kwong Ho Sham

Global Rich Innovation Ltd.	Page 6

Appendix 1

TRADE FINANCE FACILITY

Trade Finance Group All

•	Negotiation of export credit documents with discrepancies on a with recourse basis.

Trade Finance Group 1

•	Purchase of documents against payment bills with title documents on parties acceptable to the Bank on a with recourse basis

•	Purchase of documents against acceptance bills with ECA/approved insurance cover on a with recourse basis

• Issuance of import letters of credit	- sight and usance
- with title documents

Trade Finance Group 2

•	Purchase of documents against acceptance bills without ECA/approved insurance cover on a with recourse basis

•	Purchase of documents against payment bills without title documents on parties acceptable to the Bank on a with recourse basis

• Issuance of import letters of credit	- sight and usance
- without title documents

Standard Terms and Conditions for Banking Facilities and Services - TC2 (04)

(For Corporate, Sole Proprietor & Partnership)

Any request or application made by the Customer for the utilisation of the Facilities and/or Services is subject to and on the basis that the Customer has agreed to be bound by the Agreement (as defined below).

1.	Definitions and Interpretation

1.1	In the Agreement:-

“Agreement” means the Standard Terms and Conditions for Banking Facilities and Services (including any supplement)

(“Standard Terms and Conditions”), any Facility Letter and any other agreement incorporating the Standard Terms and Conditions;

“Assets” includes present and future properties, revenues and rights of every description;

“Bank” means Standard Chartered Bank (Hong Kong) Limited which includes all its branches and offices wherever situated and its successors and assigns;

“Customer” means the customer(s) specified in the Facility Letter and, as the case may be, any other person(s) who agree to the Standard Terms and Conditions, and where there is more than one Customer, all references to the “Customer” shall mean all such persons or any one or more of them;

“Exchange Rate” means the rate for converting one currency into another currency which the Bank determines to be prevailing in the relevant foreign exchange market at the relevant time, such determination to be conclusive and binding on the Customer;

“Facilities” means the banking facilities (or any part of it) specified in the Facility Letter;

“Facility Letter” means the facility letter(s) (including all its schedules and appendices) issued by the Bank in relation to the Facilities extended by the Bank to the Customer, and includes references to any accession letter executed by any Customer for acceding to the Facility Letter;

“HIBOR” means the Hong Kong Interbank Offered Rate quoted by the Bank for the relevant period;

“LIBOR” means the London Interbank Offered Rate quoted by the Bank for the relevant period;

“Prime” means the respective rates which the Bank announces or applies from time to time as its prime rates for lending Hong Kong Dollars and United States Dollars;

“SCB” means Standard Chartered Bank (including all its branches), and

“Services” means any banking services provided by the Bank or SCB to the Customer.

1.2	Unless a contrary indication appears, a reference in the Agreement to:-

(a)	a person includes an individual, a company, sole proprietorship, partnership or body unincorporated and its successors and assigns;

(b)	any document includes a reference to that document as amended, varied, supplemented, replaced or restated from time to time; and

(c)	a provision of law is a reference to that provisions as amended or re-enacted.

1.3	The obligations and liabilities of the Customer to the Bank include all its past, present and future, actual and contingent obligations and liabilities to the Bank, whether incurred alone or jointly with another.

1.4	Unless the context otherwise requires, words importing the singular include the plural and vice versa and the neuter gender includes the other genders.

1.5	The headings in the Agreement are for convenience only and are to be ignored in construing the Agreement.

2.	Application

2.1	The Standard Terms and Conditions shall apply to any Facilities and Services which the Bank or SCB, in its sole discretion, may agree to make available and provide to such extent and in such manner as the Bank thinks fit.

2.2	The Standard Terms and Conditions shall be subject to such other terms and conditions which may be specified by the Bank and/or SCB from time to time in other documents, agreements or applications.

2.3	In the event of any conflict or inconsistency between the Standard Terms and Conditions and the provisions of any agreement between the Customer and the Bank, the latter shall prevail.

3.	Payments

3.1	All payments by the Customer to the Bank shall be made without any set-off, counterclaim, deduction, withholding or condition of any kind. If the Customer is compelled by law to make any withholding, or deduction, the sum payable by the Customer shall be increased so that the amount actually received by the Bank is the amount it would have received if there had been no such withholding or deduction.

3.2	Payment by the Customer to the Bank shall be in the currency of the relevant liability or, if the Bank so agrees in writing, in a different currency, in which case the conversion to that different currency shall be made at the Exchange Rate. The Customer shall be liable for any shortfall if the converted currency is less than the outstanding liability.

3.3	Any monies paid to the Bank in respect of the Customer’s obligations may be applied in or towards satisfaction of the same or placed to the credit of a suspense account with a view to preserving the Bank’s rights to prove for the whole of the Customer’s outstanding obligations.

3.4	If any payments paid to the Bank in respect of the Customer’s obligations are required to be repaid by virtue of any law relating to insolvency, bankruptcy or liquidation or for any other reason, the Bank shall be entitled to recover such sums from the Customer as if such monies had not been paid.

4.	Drawings Against Uncleared Effects

If the Bank permits the Customer to draw against funds to be collected or transferred from any account(s), the Customer shall on demand reimburse the Bank in full the amount so drawn if the Bank does not receive the funds in full at the time the Bank ought to have received the same or if, after the Bank has accepted the transfer, the Bank is prevented from collecting or freely dealing with the funds in accordance with usual banking practice.

5.	Treasury Facilities

5.1	Any foreign exchange, options, futures, swap or other structured or derivative products (“Treasury Products”) applications will only be considered by the Bank or SCB subject to its receipt of the documentation that the Bank may require from time to time. Any Treasury Products contract will be entered into by the Customer at the rate(s) quoted by the Bank at its absolute discretion.

5.2	The terms included or referred to in the relevant confirmation issued by the Bank shall apply to all Treasury Products transactions between the Customer and the Bank.

5.3	The Customer warrants that it will enter into any transaction with the Bank or SCB solely in reliance upon its own judgement and at its own risk, and the Bank shall not be responsible for any loss incurred by the Customer, whether or not acting on advice received from the Bank. The Customer further warrant that he/she understands and is aware of the risks involved.

5.4	The Treasury Products contracts amounts shall be subject to the relevant facility limit(s) (if any) stipulated in the Facility Letter and the risk exposure limit(s) set (either advised or otherwise) by the Bank or SCB from time to time.

5.5	The Bank or SCB may from time to time mark the Customer’s outstanding Treasury Products contracts to market by reference to the prevailing market rate or quotation in order to calculate the Customer’s gain or loss under the contracts If the Bank or SCB determines that the Customer has incurred a loss under any such contracts by the then prevailing mark-to-market calculation, the Customer shall forthwith pay such sum or deliver such collaterals as required by the Bank to cover such loss.

5.6	The Bank or SCB has the right to close out and/or terminate any or all outstanding Treasury Products contracts of the Customer if:

(a)	the Customer fails to perform any terms of the Agreement including its default in payment;

(b)	the outstanding contracts amounts exceed the facility limit(s) (if any) or the Bank’s risk exposure limit(s);

(c)	the Customer shall become insolvent or generally suspended payment of any debt when due or subject to any bankruptcy or winding-up petition; or

(d)	any circumstances have arisen or continued which, in the Bank’s opinion, might adversely affect the Bank’s position under the relevant contracts.

Upon closing-out or termination of the Treasury Products contracts, the Customer shall pay to the Bank or SCB any loss incurred under those contracts. Such loss shall be determined by the Bank or SCB (acting in good faith) based on the replacement market value of the contracts so closed-out or terminated, which determination shall be binding and conclusive on the Customer.

6.	Security

6.1	The Bank holds all Assets of the Customer including those Assets held to the Bank’s order or for account of the Customer (whether for safe custody, collection, security or for any specific purpose or generally) as continuing security for the payment and discharge of all the Customer’s obligations and liabilities to the Bank.

6.2	The Bank may (at any time, without prior notice to the Customer or any other person and in such manner as the Bank thinks fit) sell, dispose of or otherwise deal with any of the Assets of the Customer the subject of the security hereby created.

6.3	The Bank may apply the net proceeds of any sale, disposition or dealing in or towards discharge of the Customer’s obligations to the Bank in whatever priority that the Bank may determine.

6.4	The Customer shall, upon demand by the Bank:

(a)	provide such further security in form and value as may be required in the opinion of the Bank sufficient to secure any of the Customer’s obligations to the Bank; and

(b)	execute and deliver to the Bank any documents in form and substance satisfactory to the Bank over any of the Customer’s Assets as the Bank specifies in any such demand.

6.5	Save for gross negligence or wilful default, the Bank shall not be liable for any loss or damages or depreciation in value of any security granted in favour of the Bank due to the Bank’s exercise of any of its rights over any security.

7.	Interest

7.1	The Bank shall charge interest on any sum(s) outstanding or owing by the Customer from time to time. Unless otherwise specified, interest will accrue on a daily basis and shall be calculated, compounded and payable on such basis and in such manner as the Bank may determine at its absolute discretion.

7.2	Unless otherwise stipulated, a default rate of 8% per annum over Prime or the Bank’s cost of funding, whichever is higher, will apply to amounts not paid when due or in excess of any facility limit.

8.	Cost and Expenses

8.1	The Customer shall pay to the Bank on demand the commissions, fees and charges in connection with the Facilities and/or Services (including insurance cover) at the rates and in the amount and manner stipulated by the Bank. The Customer shall indemnify against the Bank for all costs and expenses (including legal costs on a full indemnity basis) in connection with the performance.

Trade Finance Supplement - TCT (04)

This Supplement forms an integral part of the Standard Terms and Conditions for Banking Facilities and Services (“Standard Terms and Conditions”) of Standard Chartered Bank (Hong Kong) Limited . Except otherwise defined, the words defined in the Standard Terms and Conditions shall have the same meanings when used in this Supplement.

1.	Application

1.1	Each documentary credit shall be subject to the Uniform Customs and Practice for Documentary Credits (“UCP”) of the International Chamber of Commerce (“ICC”) (including eUCP, if applicable) as are in effect from time to time.

1.2	Each standby letter of credit shall be subject to the UCP or International Standby Practices (“ISP”) of the ICC (as stipulated in the relevant application form(s) or the text of the instrument) as are in effect from time to time.

1.3	Each guarantee, bond or payment undertaking issued by the Bank shall be subject to ISP, Uniform Rules for Demand Guarantees (“URDG”) of the ICC as are in effect from time to time or the governing law as stipulated in the relevant application form(s) or the text of the instrument.

1.4	Collection (either documentary or clean) shall be subject to the Uniform Rules for Collections (“URC”) of the ICC as are in effect from time to time.

1.5	In the event of any conflict or inconsistency between the Agreement and the UCP, ISP, URC, URDG or any other ICC rules, the Agreement shall prevail.

2.	Commercial Documentary Credits / Standby Letters of Credit / Guarantees / Bonds / Indemnities or the like (the “Payment Undertakings”)

2.1	The Bank is authorized to accept and pay all documents drawn or purporting to be drawn and presented or negotiated under each of the Payment Undertakings issued by the Bank.

2.2	The Bank may restrict negotiations of any documentary credit or standby letter of credit to its own offices or to any correspondent or agent of its choice.

2.3	The Customer will reimburse the Bank on demand any amount paid by the Bank and will pay the Bank no later than the applicable date an amount equal to the amount due under each of the Payment Undertakings issued by the Bank or any bills of exchange accepted by the Bank under any inward collection transactions.

2.4	The Customer agrees that the Bank is fully entitled to reject any discrepant documents presented under any of the Payment Undertakings notwithstanding that the Customer may have waived such discrepancies.

2.5	The Customer agrees that the Bank may, at its sole discretion and without notice or consent from the Customer, amend the terms and conditions submitted by the Customer and/or insert additional terms and conditions into the Payment Undertakings as the Bank thinks appropriate including cancellation of the whole or any unused balance of any Payment Undertakings issued by the Bank.

2.6	The Customer agrees and undertakes to examine the customer copy of each of the Payment Undertakings issued by the Bank and irrevocably agrees that failure to give a notice of objection about the contents of the Payment Undertakings within 90 calendar days after the sending of the customer copy of the Payment Undertakings to the Customer by the Bank shall be deemed to have agreed to waive any rights to raise objections or pursue any remedies against the Bank in respect thereof.

3.	Pledge of Goods

3.1	In consideration of the Facilities and/or Services, the Bank shall have a pledge on (i) the goods and (ii) the documents, bills of exchange, negotiable instruments, documents of title, transport documents, insurance policies, delivery orders, godown warrants and any other documents processed or handled through the Bank (“Documents”), until all the obligations owed by the Customer to the Bank have been fully discharged.

3.2	The pledge shall be a continuing security in addition to any other security held by the Bank and the Bank is authorised to sell, dispose of or otherwise deal with any of the goods or Documents subject to the pledge.

3.3	The risks in the goods shall be with the Customer and the Bank shall not be responsible for any loss or damage or depreciation in value of any goods or Documents held by the Bank as security.

4.	Back-to-back Credit

4.1	If the Bank issues any documentary credit for the account of the Customer (“Back-to-Back Credit”) against the support of a documentary credit issued in favour of the Customer (“Master Credit”), the Bank is authorised (but not obliged) to:-

(a)	retrieve the documents presented under the Back-to-Back Credit and to take any actions that the Bank thinks appropriate for the drawing of the Master Credit;

(b)	negotiate or discount the Master Credit; and

(c)	apply the proceeds of the Master Credit to pay the corresponding drawing(s) under the Back-to-Back Credit irrespective of discrepancies in any of the presented documents (all of which, if any, are hereby waived).

4.2	The Customer shall not, without the Bank’s prior written consent, assign the proceeds of any Master Credit to any other party.

5.	Assignment of Export Credit Proceeds

If the Bank makes a loan to the Customer against an export documentary credit deposited by the Customer with the Bank or issues a Back-to-Back Credit against such export documentary credit, the Customer shall absolutely assign all its rights, title, interest and benefits in and to all the proceeds of such documentary credit as continuing security for the payment and discharge of the Customer’s obligations and liabilities to the Bank. All monies received by the Bank in respect of such documentary credit shall be applied to discharge the obligations and liabilities of the Customer in such order and manner as the Bank determines.

6.	Export Documents

6.1	Notwithstanding the provisions of the UCP or other ICC rules, the Customer hereby expressly agrees that the Bank will have full recourse against it and it will reimburse the Bank on demand for any advances (including purchase, negotiation or financing of any draft(s) and/or documents) against any Documents which have not been duly taken on presentation or in respect of which payment has not been duly made to the Bank on the due date due to whatever reason.

6.2	The Customer will refund to the Bank on demand for any monies received by the Customer under any guarantee or indemnity.

Terms and Conditions for Foreign Exchange Business - TC3 (04)

The following terms and conditions shall apply to all transactions between Standard Chartered Bank (Hong Kong) Limited (the “Bank”) (the Bank is registered with the Securities & Futures Commission in HK as a registered institution, CE number AJI614) at 32nd Floor, 4-4A Des Voeux Road Central, Hong Kong and the customer (the “Customer”) for the purchase by one party of one currency against the sale by it to the other of another currency (“FX Transactions”), except to the extent that any term shall be varied by agreement in writing between the parties.

1.	Confirmations

The Bank shall deliver to the Customer a written confirmation of each FX Transaction. Any delay or failure in delivering a confirmation shall not affect the validity of the relevant FX Transaction. In the absence of manifest error all confirmations and statements sent by the Bank will be conclusive and binding on the Customer unless, within one business day of receipt, notice in writing is given to the Bank of any objection.

2.	Payments

(a)	All payments to the Bank shall be made in the currency required and in immediately available funds free from set off or counterclaim and without any deduction of, or withholding for any taxes, duties, or charges. If and to the extent that any payment is subject to any such deduction or withholding, the amount of the payment shall be increased so that the amount of the payment received after any such required deduction or withholding is equivalent to the amount otherwise payable under the FX Transaction.

(b)	The Bank may at its discretion withhold payment of monies due to the Customer under an FX Transaction until such time as it is satisfied that it has received or will receive the amount due from the Customer thereunder.

(c)	In the event that a Customer fails to make a payment under an FX Transaction on its due date the Customer will pay interest to the Bank on demand at a rate equal to two percent (2%) per annum above the cost to the Bank (conclusively certified by the Bank) of funding the amount in default from the due date to the date of payment and also fully indemnify the Bank for any loss incurred by it (including legal costs of enforcement) by reason of such late payment. The Bank shall have the right at any time to debit any account of the Customer with such default interest and losses payable by the Customer.

3.	Termination of FX Transactions

(a)	The Bank may, at its discretion, and without prior notice, terminate any or all outstanding FX Transactions on the happening of any of the following events:-

(i)	the Customer fails to perform, or indicates its intention not to perform, any obligation of the Customer to the Bank or to any other financial institution; or

(ii)	the occurrence of a material adverse change in the financial position of the Customer; or

(iii)	the Bank requires as a condition of a FX Transaction that any margin or other security be given to the Bank and the margin or security is not provided or maintained at a level satisfactory to the Bank; or

(iv)	the aggregate mark-to-market losses to the Customer under outstanding FX Transactions exceed any limit which has been previously advised by the Bank to the Customer; or

(v)	the Bank determines that it is or is likely to be impracticable or illegal for either the Bank or the Customer, or both, to perform any FX Transaction; or

(vi)	the Customer becomes insolvent or any proceedings are commenced seeking a judgment of or arrangement for bankruptcy, rehabilitation, reorganisation, administration, winding up, liquidation or other similar relief in respect of the Customer or the Customer’s debts or assets, or the appointment of a trustee, receiver, liquidator, conservator, administrator or other similar official of the Customer or any substantial part of the Customer’s assets.

(b)	Upon the termination of any FX Transaction pursuant to this condition, the payments otherwise due on the maturity date of each FX Transaction so terminated shall not be required to be made, but instead the payment provided for in sub-clause (c) below shall be made by the relevant party.

(c)	The Bank shall determine, for each terminated FX Transaction, the amount of its loss (expressed as a negative amount) or profit (expressed as a positive amount) as a result of the termination of such FX Transaction, and shall notify the Customer of the amounts determined. The net sum of such profits and losses for all terminated FX Transactions shall be immediately due and payable, by the Customer in the case of a negative amount, or by the Bank, in the case of a positive amount, but without prejudice to the Bank’s rights of set-off.

4.	Set-off

The Bank shall be entitled at any time and without notice to the Customer to set off any obligations of the Bank to the Customer in or towards satisfaction of any obligations of the Customer to the Bank or Standard Chartered Bank, whether the obligations of the Customer or the Bank or Standard Chartered Bank are actual or contingent, primary or collateral, booked or payable at different branches (including overseas branches), or in different currencies. The Bank may effect any necessary conversions at the rate of exchange at which the Bank is able to purchase the currency of the Customer’s obligations.

If the amount of an obligation is unascertained, the Bank may estimate that amount and set-off in respect of the estimate, subject to a final settlement being made between the Customer and the Bank when the amount of the obligation is ascertained.

5.	Miscellaneous

(a)	The Customer may not assign or encumber any FX Transaction without the consent of the Bank.

(b)	Where the Customer consists of more than one person, each such person shall be jointly and severally liable under each FX Transaction.

6.	Governing Law and Jurisdiction

These Terms and all FX Transactions shall be governed by and construed in accordance with the laws of Hong Kong and the Customer irrevocably submits to the non-exclusive jurisdiction of the Courts of Hong Kong.